

March 11, 2014

VIA E-MAIL
Tan Lung Lai
Chief Executive Officer
Asia Travel Corporation
Unit 1202, Level 12, One Peking,
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

     Re: Asia Travel Corporation (f/k/a Realgold International, Inc.)
              Form 8-K
              Filed on December 28, 2012
              File No. 000-21909

Dear Mr. Tan Lung Lai:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Wilson K. Lee

                                     Wilson K. Lee
                                     Senior Staff Accountant

cc. Bin Zhou, Esq. (*via e-mail*)